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                             October 20, 2022

       Oddone Incisa
       Chief Financial Officer
       CNH Industrial N.V.
       25 St. James   s Street
       London SW1A 1HA
       United Kingdom

                                                        Re: CNH Industrial N.V.
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36085

       Dear Oddone Incisa:

               We have reviewed your October 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Form 20-F for the fiscal year ended December 31, 2021

       Consolidated Financial Statements
       Note 2: Summary of Significant Accounting Policies
       Revenue Recognition, page F-11

   1. We note the proposed disclosures provided in response to prior comment 2. Please revise to clearly indicate
whether the transfer of control occurs upon delivery or upon shipment.
 Oddone Incisa
FirstName LastNameOddone   Incisa
CNH Industrial N.V.
Comapany
October 20,NameCNH
            2022     Industrial N.V.
October
Page 2 20, 2022 Page 2
FirstName LastName
        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Roberto Russo